Babak Yaghmaie
T: (212) 479-6556
F: (212) 479-6275
byaghmaie@cooley.com

November 13, 2013

Via EDGAR and FedEx

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jennifer López

RE:	Everyday Health, Inc. Confidential Draft Registration Statement on Form S-1 Submitted July 31, 2013 CIK No. 0001358483

Dear Ms. López:

On behalf of Everyday Health, Inc. (“Everyday Health” or the “Company”), we are submitting this letter and the following information in response to a letter, dated August 28, 2013, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”), submitted on July 31, 2013. We are also electronically transmitting for confidential submission an amended version of the Registration Statement (the “Amended Registration Statement”). We are also sending the Staff a hard copy of this letter, the Amended Registration Statement and certain supplemental materials, including a version of the Registration Statement that is marked to show changes to the one originally submitted on July 31, 2013.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.

General

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all the information required with respect to the offering price, underwriting

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discounts and the number of shares. Please allow sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

Response: The Company acknowledges the Staff’s comment and confirms that it will update the Registration Statement with the required information with sufficient time for the Staff to review such information.

2.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits in your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

Response: The Company acknowledges the Staff’s comment and confirms that it will submit or file all exhibits as soon as practicable and with sufficient time for the Staff to review such information.

3.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering and has no objections.

Response: The Company acknowledges the Staff’s comment.

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company advises the Staff that, to date, neither it nor anyone authorized on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), nor is the Company aware of any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act, added by Section 105 of the Jumpstart Our Business Startups Act, by any broker or dealer that is participating or will participate in this offering. If the Company presents such written communications or becomes aware that such materials or research reports have been distributed, the Company will notify the Staff and provide copies of the relevant communications or reports.

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5.	Please disclose the basis for all your assertions about your competitive position within your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. Please also provide independent supplemental materials, with appropriate markings and page references in your response. The following are examples only of some of your competitive position assertions:
•	“We are the leading provider of digital health and wellness solutions,” pages 1 and 78.

Response: The statement that the Company is “a” leading provider of digital health and wellness solutions (as opposed to stating the Company is “the” leading provider), is based on a variety of external data and reports. For example, according to comScore, Inc., the digital audience measurement firm relied on throughout the industry (“comScore”), the Company’s consumer audience has ranked either number one or number two in the Health category for every month over the last five-plus years. Furthermore, in January 2013, Medical Marketing & Media, a monthly business publication focused on the healthcare industry, selected the Company as the All-Star Media Brand of the Year.

•	“Our content portfolio and data and analytics expertise provide marketers with a compelling platform....,” pages 1 and 78.

Response: In support of the statement, the Company advises the Staff that the belief is based on the Company’s experience with, and feedback from, marketers in connection with the Company’s advertising programs. As disclosed in the Registration Statement, the Company had over 340 marketing clients during 2012, an increase from 285 in 2010, and this client base included 19 of the top 20 global pharmaceutical companies ranked by 2012 revenues and 10 of the top 20 U.S. advertisers in 2012. Likewise, the Company’s clients are increasing the total amount of money they spend with the Company and, as disclosed in the Registration Statement, the average advertising and sponsorship revenues from the Company’s clients totaled approximately $320,000 in 2012, up from approximately $266,000 in 2010. More specifically, the Company’s marketing programs have won numerous awards and accolades across the digital health industry. For example, the Web Health Awards recognize high-quality digital health resources and is an awards program organized by the  Health Information Resource Center (HIRC), a 20-year old clearinghouse for professionals who work in consumer health fields. In 2012 alone, the Company received four Web Health Awards for its industry-sponsored interactive brand sponsorships, including awards for diabetes, crohn’s disease, psoriasis and COPD. Similarly, PM360 is a premier magazine for marketing decision makers in the pharmaceutical, biotech, and medical device industries. In 2012, the Company’s marketing campaigns for diabetes and atrial fibrillation were nominated for PM360’s

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annual Trailblazer Awards, which recognize excellence and innovation in healthcare marketing.

•	“We believe that our premier content, large and highly engaged audience and data and analytics expertise position us well . . . .,” pages 1 and 78.

Response: The Company has added disclosure on page 43 to clarify that the beliefs that the Company expresses concerning the industry and its market position are based on its experience in the industry.

•	“Going forward health insurance companies will focus more directly on recruiting consumers to purchase their health insurance products on health insurance exchanges,” page 80.

Response: In response to the Staff’s comment, the Company has revised the referenced statement on page 83 to express that this position is the Company’s expectation.

•	“During the first half of 2013, we estimate an average of 40 million consumers and 500,000 healthcare professionals, including one-third of all U.S. physicians, engaged with our health and wellness properties each month across multiple platforms, including the web, mobile devices, video and social media,” page 1, 78, and 84.

Response: The Company supplementally advises the Staff that the Company has based its estimates of consumers on data provided by comScore which is made generally available to all comScore clients. The Company supplementally advises the Staff that the Company has based its estimates of healthcare professionals and U.S. physicians accessing its properties on user registration information and surveys that the Company has conducted. The Company has based its estimate of the total number of U.S. physicians on publicly reported estimates, including the Federation of State Medical Boards and the American Medical Association.

•	“www.EverydayHealth.com is a broad-based health information website . . . . created by experienced health writers,” page 87.

Response: In support of the statement that the content on the www.EverydayHealth.com website is created by experienced health writers, the Company directs the Staff to the specific biographies of the Company’s editorial personnel which are publicly detailed on the Company’s website, located at the following link: http://www.everydayhealth.com/publicsite/the-everyday-health-team/index.aspx.

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•	www.MedPageToday.com provides physicians and other healthcare professionals with peer-reviewed breaking medical news, page 87.

Response: In support of the statement that the content on the medical news provided on the www.MedPageToday.com website is peer-reviewed, the Company supplementally advises the Staff that the Company has a contractual agreement with the Perelman School of Medicine at the University of Pennsylvania to provide peer-review of the editorial content on MedPage Today. The relationship with the University of Pennsylvania is described on page 92 of the Registration Statement, on MedPage Today (at http://www.medpagetoday.com/About/About) and the bylines of the articles on MedPage Today specifically note the individual that has provided the peer review.

Response: As noted above, in response to the Staff’s comment, the Company has in some instances revised the disclosure, and, in other instances, the Company has provided the Staff, under separate cover, supplemental materials in support of its assertions regarding its competitive position. Pursuant to Rule 418(b) of the Securities Act, the Company respectfully requests that the Staff return such reports upon the completion of its review. Additionally, on page 43, the Company has added disclosure to clarify that the beliefs that the Company expresses in the prospectus concerning the industry and its market position are based on its experience in the industry.

6.	We note references throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, you refer to Advertising Age, IDC and comScore on page 79 and “published reports” on page 80. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors and whether you commissioned any of the referenced sources.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has sent, under separate cover, the industry reports cited throughout the prospectus, marked to highlight the applicable portions cited and with cross-references to the supported statements in the Amended Registration Statement. The Company also confirms that these reports are available either without charge or at nominal cost and that none of these reports were commissioned by the Company. Pursuant to Rule 418(b) of the Securities Act, the Company respectfully requests that the Staff return such reports upon the completion of its review.

7.	To enable investors to understand your business, please enhance your disclosure to define or describe in more detail the terms “cost-per-impression,” “cost-per-visitor,” “number of qualified leads,” and “audience aggregation events,” on page 56 and “consumer health

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vertical” on page 81. Please provide context so a reader not familiar with your industry can understand your use of these terms.

Response: In response to the Staff’s comment, the Company has expanded the disclosure on pages 57, 58 and 84.

Prospectus Summary, page 1

8.	Please revise your summary to address how you generate revenue.

Response: In response to the Staff’s comment, the Company has expanded the disclosure on page 2.

9.	Please balance your disclosure by addressing your long-term debt and your history of losses.

Response: In response to the Staff’s comment, the Company has expanded the disclosure on page 4.

Risk Factors, page 13

10.	Please delete the last section of the third sentence in the introductory paragraph to the risk factor section that states “as well as other risks not currently known to [you] or that [you] currently consider immaterial.” Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Response: In response to the Staff’s comment, the Company has deleted the referenced language.

11.	Please tell us what consideration you gave to including a risk factor addressing the risks, if any, associated with servicing your long-term debt obligations.

Response: In response to the Staff’s comment, the Company has added risk factors on pages 37 and 38.

There are a number of risks associated with expansion of our business internationally, page 20

12.	Please further expand this risk factor to discuss the risks associated with your current operations in a foreign country to the extent that they are material. In this regard, we note

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your disclosure on page F-23 that you currently have a foreign subsidiary. Also provide further details about your current international operations in the “Business” section.

Response: The Company supplementally advises the Staff that the Company does not consider its current foreign operations to be material. The Company maintains an office in Mumbai, India, where it employs approximately 50 people that provide support for the Company’s technology operations. This Mumbai office does not generate any revenue for the Company and is not externally focused in any way. The total funding required to operate this Mumbai office is approximately $100,000 per month.

Capitalization, page 46

13.	We note you include cash and cash equivalents within the total capitalization amount. Please note that cash and cash equivalents should not be counted as part of the total capitalization amount. As such, please revise to exclude them from your calculated total.

Response: In response to the Staff’s comment, the Company has revised the disclosure as requested.

Management’s Discussion and Analysis of Financial Condition, page 53

Overview, page 53

14.	We note your disclosure in the penultimate paragraph of this section, on page 54, that in addition to the purchase price of the DDC Internet acquisition, you also incurred $1.4 million of compensation expense related to “the achievement of certain milestones” in 2012. Please further explain or cross-reference to the section where these milestones are discussed.

Response: In response to the Staff’s comment, the Company has included a cross-reference to the section where the milestones are discussed. The Company supplementally advises the Staff that, in November 2013, the Company’s Board of Directors authorized Company management to sell the business that the Company acquired as part of the DDC Internet acquisition. This is described in Note 7, Subsequent Events, to the Company’s consolidated financial statements on page F-12 and, accordingly, in future filings containing the Company’s consolidated financial statements for periods ending on or after December 31, 2013, the Company will present the DDC Internet business as a discontinued operation.

15.	We note your disclosure on page 57 that “[y]our partner royalties are generally based on the amount of revenues generated on the particular property. In some cases, [you] guarantee the partner a minimum annual payment.” Please further discuss the risk, if any, of possible losses as a result of the guaranteed minimum annual payment. In this regard, we

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note your disclosure on page F-40 that “the Company is required to pay minimum guaranteed payments over the term of the agreement, regardless of revenue generated by the Company.”

Response: In response to the Staff’s comment, the Company directs the Staff’s attention to the disclosure on pages 57-59, which describes in detail that the Company is primarily focused on aggregating and monetizing the Everyday Health portfolio as a whole. As a result, the Company focuses on its aggregate gross profit and margin as opposed to the specific gross profit or gross margin for any individual property in the portfolio. However, with respect to the partners that do have a minimum annual guaranteed payment, the Company has extensive experience in setting the minimum guaranteed payments so that they can be satisfied based on the traffic and revenue expectations for each partner property. For example, the Company’s requirement to pay a minimum guaranteed amount is typically closely linked to the partner’s requirement to provide a minimum amount of traffic - thereby providing sufficient flexibility for the Company to achieve or exceed the minimum payments requirements. The Company believes that, with respect to its partnership arrangements where there is a minimum annual guarantee, it has always achieved sufficient revenue to satisfy the guaranteed amount. Accordingly, the Company advises the Staff that it does not believe there is a material risk of possible losses as a result of the requirement to pay a minimum guaranteed payment.

Results of Operations, page 59

16.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note that your revenues from your premium services has continuously decreased from year end 2011 compared to 2012 and for the three months ended March 31, 2012 compared to March 31, 2013. Please elaborate and explain these trends. Please provide additional analysis concerning the quality and variability of your earnings so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In this regard, we also note your disclosure on page 66 that your primary sources of cash have historically included payment for your premium services. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 57 to directly address the shift in the Company’s revenue mix in recent years and the expectation that this trend will continue. As disclosed, the Company has focused more directly on growing its advertising and sponsorship revenue and expects that the growth in advertising and sponsorship revenues will offset any decline in premium services revenues. As a result, the Company does not believe that the Company’s emphasis on increasing advertising and sponsorship revenues will have a material negative impact on the Company’s revenues, income

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or liquidity. The Company has reviewed Item 303 of Regulation S-K and considered the guidance in Release No. 33-8350 and confirms that it has discussed all material trends and uncertainties that will have, or are reasonably likely to have, a material impact on its revenues or income or result in its liquidity decreasing or increasing in any material way.

Revenues, page 61

17.	We note your disclosure on page 15 that the portion of your page views from mobile devices has increased rapidly and is expected to continue to increase in the foreseeable future. Additionally, you disclose on page 79 that according to IDC, mobile advertising is projected to significantly increase between 2012 and 2017. In light of this information, please tell us whether you consider advertising revenue by your various platforms (i.e., online versus mobile) to be a key metric in understanding trends in the business. If so, please tell us what consideration you gave to including this key metric within your discussion and analysis of changes in revenue. If not, please provide for us as part of your response an analysis of advertising revenue generated through online website versus mobile platforms for each of the periods presented.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the Company does not believe that distinguishing advertising revenue between desktop and mobile platforms is a key metric in understanding trends in its business. The Company’s custom marketing programs, which represent a majority of the Company’s advertising and sponsorship revenues, are typically structured on a cost-per-visitor model as opposed to a cost-per-impression model and do not distinguish whether they are accessed through mobile or desktop environments. As a result, and unlike most digital companies, the Company monetizes mobile and desktop traffic in a similar manner and the Company’s pricing does not distinguish between desktop and mobile platforms in most cases (i.e. the Company’s pricing is not dependent on mode of access but is solely based on engagement by the user). The Company believes that it can continue to grow its overall advertising and sponsorship revenues as mobile traffic and engagement increases and as the Company continues to expand its custom marketing programs.

18.	You disclose that the increase in advertising and sponsorship revenues was attributable to both an increase in the number of advertisers that marketed their products on the professional properties in the Everyday Health portfolio and increases in revenue per advertiser. With a view towards transparency, please revise your filing to provide more insight into the reason(s) why these metrics increased as compared to the prior year so as to provide an analysis that allows the reader to better understand your business through the eyes of management. We refer you to Section III.B.4. of SEC Release No. 33-8350.

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Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 61 and 63.

19.	You disclose that the decrease in subscription fee revenue was primarily due to a decrease in your average paid subscribers per month. Please tell us if this is a key metric relied upon by management to evaluate the business. If so, please revise your filing on page 55 where your key metrics are identified. Nonetheless, please revise your filing to provide more insight into the underlying reasons for the decrease in this metric. In addition, please revise your filing as appropriate to discuss whether the recent changes in this metric are indicative of a trend that is reasonably likely to occur and what impact this is expected to have on your financial results.

Response: As noted above in response to the Staff’s comment number 16, the Company has revised the disclosure on page 57 to directly address the trend of the Company’s premium services revenues, which primarily includes the consumer subscription fees. The Company supplementally advises the Staff that the direct revenues from premium services is not a key metric that the Company uses to manage its business, and that the Company has intentionally shifted its focus to using the consumer registration data that is generated from the Company’s subscription products in order to drive the Company’s advertising and sponsorship revenues. In response to the Staff’s comment, the Company has revised the disclosure on page 61 to provide more insight as to the decreases in premium services revenues.

20.	We note that you have marketing campaigns and premium services that are billed in advance of services being provided. Please tell us what consideration you gave to providing the disclosures in Item 101(c)(viii) of Regulation S-K related to your non-cancellable contracts (i.e. backlog). Please revise as appropriate.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that, for the reasons set forth below, it does not believe that backlog is material to an understanding of the Company’s business taken as a whole. With respect to the Company’s subscription fees, which constitute the great majority of the Company’s premium services revenues, consumers typically pay in advance for a short-term (i.e. 90-day) subscription period. This paid amount is then allocated to deferred revenue as a current liability and fully reflected on the Company’s financial statements. Likewise, with respect to the Company’s marketing campaigns, in instances where the client has been billed in advance, the invoiced amount is allocated to deferred revenue and fully reflected on the Company’s financial statements. With respect to marketing contracts that are not billed in advance, the majority of the value associated with these arrangements is generally cancellable by the client upon notice to the Company and, therefore, the Company does not consider these arrangements to constitute backlog under Item 101(c)(viii).

Contractual Obligations and Commitments, page 70

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21.	Please revise to disclose the estimated interest payments on outstanding debt obligations within this table. Given that the table is aimed at increasing transparency of cash flow, interest payments may be included in the table. If you choose not to include these payments, please provide information regarding future interest payments in a footnote to the table. See Section IV.A and footnote 46 to SEC Release No. 33-8350.

Response: In response to the Staff’s comment, the Company has revised the table on page 72.

Executive Compensation, page 110

22.	We note your disclosure on page 112, that Mr. Wolf had an initial annual base salary of $225,000 and that his current annual base salary is $350,000. However, we note that the salary of $325,000 disclosed in the 2012 Summary Compensation Table does not reconcile to the information disclosed on page 112. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 115.

23.	We note your disclosure in footnote 3 of the “Summary Compensation Table” that “[t]he amounts included in the “Non-equity incentive plan compensation” column reflect amounts paid on a discretionary basis pursuant to [y]our cash incentive compensation program for 2012.” However, we do not note any discussion of your cash incentive compensation program in your disclosure. Please revise your disclosure to include a discussion of your cash incentive compensation program and elaborate upon the factors used by the compensation committee in determining the amounts to be paid. Refer to Item 402(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully submits that, as an emerging growth company, as defined under the Jumpstart our Business Startups Act of 2012, the Company is not required to comply with Item 402(b) of Regulation S-K. Notwithstanding the foregoing, the Company has expanded the disclosure in footnote (3) to the 2012 Summary Compensation Table on page 113 to provide additional information regarding the cash incentive compensation program.

Everyday Health, Inc. Consolidated Financial Statements, page F-1

General

24.	Please note the age of the financial statements does not satisfy the requirements of Rule 3-12(a) of Regulation S-X. Please update your financial statements and related disclosures, as necessary, to comply with this Rule through the effective date of your filing.

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Response: The Company acknowledges the Staff’s comment and confirms that it will continue to update its financial statements to comply with the age requirements of Rule 3-12(a) of Regulation S-X through the effective date of the Registration Statement.

25.	Please label your interim financial statements prominently as “unaudited” within pages F-2 to F-5.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-2 to F-5 in the interim financial statements.

Note 2. Significant accounting policies, page F-18

Revenue recognition and deferred revenue, page F-20

26.	We note disclosure on page F-21 that you generate revenue from merchandise sales. Please tell us how prevalent this revenue stream was for each reporting period in relation to total revenues. To the extent material, please tell us how you considered separately disclosing revenues and cost of revenues by products and services pursuant to Rules 5-03(b)(1) and (2) of Regulation S-X. Alternatively, if the product revenue stream is not material to your business, please clarify this in your filing to avoid confusion for the reader.

Response: The Company advises the Staff that its total merchandise sales are immaterial and the Company has revised the disclosure to reflect this fact. Specifically, for the first three calendar quarters of 2013, the Company’s total merchandise sales were less than $500,000.

* * * * * * *

Please contact me at (212) 479-6556, Darren DeStefano of Cooley LLP at (703) 456-8034, or Stephane Levy of Cooley LLP at (212) 479-6838 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

Cooley LLP

/s/ Babak Yaghmaie

Babak Yaghmaie

cc:	Jason Niethamer, Assistant Chief Accountant, SEC
Alan Shapiro, Everyday Health, Inc.
Seth Zelnick, Everyday Health, Inc.
Stephane Levy, Cooley LLP
Darren DeStefano, Cooley LLP